UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 001-13641
____________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PINNACLE ENTERTAINMENT, INC.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of RubinBrown LLP, consenting to the incorporation by reference in the Registration Statements Nos. 333-60616 and 333-181495 on Form S-8 of Pinnacle Entertainment, Inc. of its report dated June 17, 2013 contained herein with respect to the annual financial statements of the Plan as of December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012 is filed as Exhibit 23.1 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada

We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 17, 2013

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Participant-directed investments, at fair value	$56,975,489	$51,253,760
Receivables:
Notes receivable from participants	5,015,026	4,777,562
Employer contributions	42,223	—
Participant contributions	233,374	220,117
	5,290,623	4,997,679
Net assets available for benefits reflecting investments at fair value	62,266,112	56,251,439

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(364,147)	(124,464)

Net assets available for benefits	$61,901,965	$56,126,975

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended
December 31, 2012
Additions:
Investment income:
Interest and dividends	$1,873,324
Net appreciation in fair value of investments	6,242,817
Net investment income	8,116,141

Interest on notes receivable from participants	200,239

Contributions:
Participant contributions	8,243,004
Employer discretionary matching contributions	1,207,279
Participant rollover contributions	1,461,090
Total contributions	10,911,373

Total additions	19,227,753

Deductions:
Benefits paid to participants	12,733,282
Administration and trust fees	543,969
Return of excess contributions	78,859
Deemed distribution of notes receivable from participants	96,653
Total deductions	13,452,763

Net increase in assets available for benefits	5,774,990

Net assets available for benefits:
Beginning of year	56,126,975
End of year	$61,901,965

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As described in Note 7, Tax Status, Pinnacle Entertainment, Inc. ("Pinnacle") intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.

The Plan covers individuals who are employed in non-union employment classifications by Pinnacle and its subsidiaries (collectively, the "Employer") that have elected to participate in the Plan and who have met the Plan's service eligibility requirements. The Plan also covers certain union employees whose benefits have been the subject of collective bargaining or whose inclusion is required by an acquisition agreement.

Eligibility: An employee who is employed by the Employer in a Plan-eligible classification and who either has completed 90 days of service or satisfies the requirements under the terms of an applicable collective bargaining agreement is eligible to participate in the Plan. Certain employees are not eligible to participate in the Plan.

Contributions: Each year, participants may contribute up to 100% of pre-tax annual compensation subject to a statutory dollar limit, as defined in the Code, or $17,000 for the year ended December 31, 2012. Upon reaching participation eligibility for the first time, a participant is automatically enrolled in the Plan at a contribution level of 2% of his or her pre-tax compensation, unless he or she elects a different level of contribution or elects not to be enrolled. Participants also may contribute amounts representing rollover distributions from other qualified retirement plans or individual retirement plans.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by the Code. The maximum catch-up contribution was $5,500 for the year ended December 31, 2012.

Employer matching contributions are discretionary. Currently, the Employer matches each participant's contribution in an amount equal to 25% of the participant's pre-tax contributions up to 5% of the participant's salary. Catch up contributions are not eligible for matching contributions.

Participants direct the investment of their contributions and their share of the Employer discretionary matching contributions into various investment options offered by the Plan including Pinnacle common stock. Each participant receives voting rights on any shares of Pinnacle common stock held in his or her Plan account.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Employer's discretionary matching contributions and Plan earnings, and each participant's account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting: Participants have an immediate nonforfeitable right to their elective deferral and rollover contributions plus actual earnings thereon. Vesting in the Employer's discretionary matching contributions portion of the participant's account is based on years of service, as defined in the following table:

Years of Service	Vested Percentage
0	—%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes fully vested in his or her Employer discretionary matching contributions plus actual earnings thereon upon his or her death, disability, or reaching age 65.

Forfeitures: Forfeitures may be used to reduce Employer discretionary matching contributions or cover administrative expenses. During 2012, Pinnacle used $342,279 of forfeitures to reduce discretionary matching contributions. At December 31, 2012, forfeitures of $77,927 were available to reduce future Employer discretionary matching contributions.

Notes Receivable From Participants: Participants may borrow from their accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be repaid within 30 years. Participant loans are secured by the participant's vested account balance and bear interest at prevailing rates on the date of the loan. Interest rates range from 4.25% to 9.25% on loans outstanding at December 31, 2012 and 2011.

Payment of Benefits: Upon termination of service, a participant may elect to receive distributions of the value of the participant's vested interest in his or her Plan account in the form of lump sum payment, partial lump sum payments or installments. Terminated participants may leave their vested interest in their Plan account in the Plan after termination, but are required to begin receiving distribution of their vested account no later than April 1 following the year in which they attain age 70½.

The Plan also provides for in-service hardship withdrawals from a participant's account for immediate financial needs, as defined in the Plan document, subject to certain limitations. Upon attaining age 59½, a participant may elect to receive an in-service withdrawal of all or a portion of his or her elective deferrals and vested matching contributions. Any participant who is a 5% or greater owner of the Employer and who is age 70½ is required to begin taking a partial withdrawal of his or her vested account in accordance with Plan provisions and the Code. Participants with rollover balances may take a distribution from their rollover account at any time in accordance with the Plan provisions.

Administrative Expenses: Plan participants pay substantially all administrative expenses of the Plan, except for any fees associated with Plan amendments, insufficient funds, and participant address searches. In addition, certain administrative expenses incidental to the administration of the Plan, including fees of the independent registered public accountants, may be paid by the Plan or by the Employer.

Trust and Recordkeeping Services: During the year ended December 31, 2012, Mass Mutual provided record-keeping, administrative, and custodial services. State Street Bank and Trust Company also provided custodial services and Reliance Trust Company is the trustee of the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), except for benefits paid to participants, which are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 3). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition: Investments are reported at fair value. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Estimates: The preparation of the Plan's financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.

Concentration of Risk: The Plan has exposure to risk to the extent that its investments are subject to market fluctuations, inflation fluctuations, and interest rate fluctuations that may materially affect the value of the investment balances.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and is measured according to a hierarchy that includes: "Level 1" inputs, such as quote prices in an active market for identical assets or liabilities; "Level 2" inputs, which are observable inputs for similar assets; or "Level 3" inputs, which are unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 or 2011.

•	Mutual funds: Valued at the quoted net asset value of shares held by the Plan at year end.

•	Guaranteed investment contract: Valued at fair value based on the value of the underlying investments, which consist primarily of fixed income securities.

•	Common stock: Valued at the closing price reported at year end on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value measurement at the reporting date.

As of December 31, 2012, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Asset allocation/ lifecycle funds	$16,255,878	$16,255,878	$—	$—
Growth funds	7,923,429	7,923,429	—	—
Equity investment - large cap funds	2,911,512	2,911,512	—	—
Intermediate term bond funds	4,055,445	4,055,445	—	—
International equity funds	2,962,287	2,962,287	—	—
Equity investment - small cap funds	6,639,685	6,639,685	—	—
Multi cap core fund	1,761,823	1,761,823	—	—
Equity investment - mid cap funds	503,613	503,613	—	—
Total mutual funds	$43,013,672	$43,013,672	$—	$—
Guaranteed investment contract	8,279,266	—	8,279,266	—
Pinnacle Entertainment, Inc. common stock	5,682,310	5,682,310	—	—
Other	241	—	241	—
Total investments at fair value	$56,975,489	$48,695,982	$8,279,507	$—

As of December 31, 2011, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Asset allocation/ lifecycle funds	$13,158,386	$13,158,386	$—	$—
Growth funds	7,318,357	7,318,357	—	—
Equity investment - large cap funds	2,667,989	2,667,989	—	—
Intermediate term bond funds	4,901,522	4,901,522	—	—
International equity funds	2,855,756	2,855,756	—	—
Equity investment - small cap funds	2,455,815	2,455,815	—	—
Multi cap core fund	1,588,484	1,588,484	—	—
Equity investment - mid cap funds	5,019,381	5,019,381	—	—
Total mutual funds	$39,965,690	$39,965,690	$—	$—
Guaranteed investment contract	7,770,779	—	7,770,779	—
Pinnacle Entertainment, Inc. common stock	3,517,161	3,517,161	—	—
Other	130	—	130	—
Total investments at fair value	$51,253,760	$43,482,851	$7,770,909	$—

NOTE 4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011:

December 31, 2012
MassMutual Diversified SAGIC	$8,279,266
Pinnacle Entertainment, Inc. Common Stock	5,682,310
T.Rowe Price Retirement 2040 Fund	4,978,380
JPM Large Cap	4,649,181
Selected Focus Value Fund	4,310,371
PIMCO Real Return Fund	3,733,825
T. Rowe Price Retirement 2030 Fund	3,744,392
T. Rowe Price Retirement 2020 Fund	3,211,592

December 31, 2011
MassMutual Diversified SAGIC	$7,646,315
American Funds Growth Fund of America	4,790,225
PIMCO Real Return Fund	4,707,962
Selected Focus Value Fund	4,475,239
T. Rowe Price Retirement 2040 Fund	3,866,451
Pinnacle Entertainment, Inc. Common Stock	3,517,161
T. Rowe Price Retirement 2030 Fund	3,057,248
T. Rowe Price Retirement Income Fund	2,810,152

During 2012, Plan investments appreciated in fair value as follows:

December 31, 2012
Mutual funds	$4,273,711
Pinnacle Entertainment, Inc. Common Stock	1,969,106
$6,242,817

NOTE 5. INVESTMENT CONTRACTS

The Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company ("Mass Mutual") through the Mass Mutual Diversified Separate Account Guaranteed Investment Contract (the “SAGIC”). Mass Mutual maintains the contributions in a separate account. The separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Mass Mutual. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the SAGIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the SAGIC. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rate is set quarterly. Contract value, as reported to the Plan by Mass Mutual, approximates fair value and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The SAGIC does not allow the crediting interest rate to fall below zero percent. The average crediting interest rates and average yields at December 31, 2012 and 2011 were 3.13% and 3.78%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:

(1)	amendments to the Plan documents (including complete or partial Plan termination or merger with another plan);

(2)	changes to the Plan's prohibition on competing investment options;

(3)	bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary); that cause a significant withdrawal from the Plans; or

(4)	the failure of the trust to qualify for exemption from federal income taxes.

The Plan Administrators do not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

NOTE 6. PLAN TERMINATION

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, participants would become 100% vested in all Employer contributions allocated to their Plan accounts.

NOTE 7. TAX STATUS

Pinnacle adopted the prototype plan sponsored by Mass Mutual, which is the subject of a favorable opinion letter from the IRS dated May 11, 2009. The Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Code. The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2009 and later remain subject to examination by taxing authorities.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

Certain Plan investments are shares of Pinnacle common stock and a guaranteed investment contract managed by Mass Mutual. As of December 31, 2012 and 2011, Pinnacle is the Plan sponsor, and Mass Mutual is a custodian and record-keeper as defined in the Plan document and, therefore, these transactions qualify as allowable party-in-interest transactions.

SUPPLEMENTAL SCHEDULES:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-3667491 Plan #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
*	MassMutual Diversified SAGIC	Guaranteed Investment Contract	$7,915,119
*	Pinnacle Entertainment, Inc. Common Stock	Common Stock	5,682,310
*	Participant Loans	Interest at 4.25% to 9.25%, due through November 2041	5,015,026
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	4,978,380
	JPM Large Cap Growth	Mutual Fund	4,649,181
	Selected Focus Value Fund	Mutual Fund	4,310,371
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	3,744,392
	PIMCO Real Return Fund	Mutual Fund	3,733,827
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	3,211,592
	American Funds EuroPacific Growth Fund	Mutual Fund	2,962,287
	T. Rowe Price Retirement Income Fund	Mutual Fund	2,689,333
	T. Rowe Price New Horizon Fund	Mutual Fund	2,451,336
	Select Fundamental Value Fund	Mutual Fund	2,184,379
	Allianz NFJ Small Value Fund	Mutual Fund	2,036,291
	Invesco Endeavor Fund	Mutual Fund	1,761,823
	Vanguard 500 Index Fund	Mutual Fund	604,991
	Vanguard Growth Index Fund	Mutual Fund	626,175
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	342,565
	T. Rowe Price Retirement 2025 fund	Mutual Fund	341,373
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	325,178
	PIMCO Total Return Fund	Mutual Fund	321,619
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	284,317
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	223,499
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	213,581
	Vanguard Small Cap Growth Index Fund	Mutual Fund	196,737
	Vanguard Extended Market Index Fund	Mutual Fund	180,194
	Vanguard Small Cap Index Fund	Mutual Fund	179,587
	Vanguard Value Index Fund	Mutual Fund	122,142
	Vanguard Small Cap Value Index Fund	Mutual Fund	113,435
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	58,115
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	57,133
	Vanguard Mid-Cap Index Fund	Mutual Fund	109,839
	Miscellaneous	Holding Account	241
			$61,626,368

*	Identifies a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated:	June 17, 2013	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
Plan Administrator
Pinnacle Entertainment, Inc. President and Chief Financial Officer

Dated:	June 17, 2013	By:	/s/ Christina J. Donelson
Christina J. Donelson
Plan Administrator
Pinnacle Entertainment, Inc. Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm